BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



05009330

June 28, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Segment Part of Consolidated Business Result for FY March 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 6/29

Jun 24, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Segment Part of Consolidated Business Result for FY March 2005

The Company corrected a segment part of consolidated business result for FY March 2005, which was released on May 13th, 2005. The corrected part is underlined as below.

Description

6) Segment Information a. Consolidated sales, profit and assets by business segment (page #33)

(Before correction)

This Fiscal Year (from Apr 1st, 2004 to Mar 31st, 2005) (Unit: ¥million)

	Catalogue Business	Hanpu Business	Single-Item Mail Order Business	Financing Service	Other Business	Sub Total	Elimination or Corporate	Total (Consolidated)
2.Assets, Depreciation/Amortization and Capital Expenditure for segment assets								
Assets	<u>50,080</u>	<u>2,169</u>	8,419	<u>23,553</u>	<u>12,004</u>	96,227	788	97,015

(After correction)

This Fiscal Year (from Apr 1st, 2004 to Mar 31st, 2005) (Unit: ¥million)

	Catalogue Business	Hanpu Business	Single-Item Mail Order Business	Financing Service	Other Business	Sub Total	Elimination or Corporate	Total (Consolidated)
2. Assets, Depreciation/Amortization and Capital Expenditure for segment assets								
Assets	<u>52,874</u>	<u>2,283</u>	8,419	<u>23,392</u>	<u>9,257</u>	96,227	788	97,015

- END -